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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                   QUIPP, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    748802-10
                                 (CUSIP Number)

 RAYMOND E. CABILLOT, FARNAM STREET PARTNERS, L.P., U.S. BANK PLACE, SUITE 4930,
        601 SECOND AVENUE SOUTH, MINNEAPOLIS, MN 55402 -- (612) 677-1966
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                               3300 Norwest Center
                          Minneapolis, Minnesota 55402

                               SEPTEMBER 30, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper formats shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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                                  SCHEDULE 13D


Cusip No.  748802-10                                          Page 2 of 7 Pages

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Farnam Street Partners, L.P.

2        Check the Appropriate Box if a Member of a Group*              (a) [_]
                                                                        (b) [X]
3        SEC Use Only

4        Source of Funds*
         OO (Investment proceeds)

5        Check Box If Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [_]

6        Citizenship or Place of Organization
         MN

     NUMBER OF          7        Sole Voting Power
                                 86,700
       SHARES

    BENEFICIALLY        8        Shared Voting Power
                                 0
       OWNED
                        9        Sole Dispositive Power
      BY EACH                    86,700

     REPORTING          10       Shared Dispositive Power
                                 0
    PERSON WITH:


11        Aggregate Amount Beneficially Owned by Each Reporting Person
          86,700

12        Check Box if the Aggregate amount in Row (11) Excludes Certain
          Shares*                                                           [_]


13        Percent of Class Represented by Amount in Row (11)
          5.30%

14        Type of Reporting Person*
          PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D dated September 30, 1998 (the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Quipp, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4800 N.W. 157th Street, Miami, Florida 33014.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation. Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of Farnam Street Capital, Inc. The Fund is making this filing because it is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of Farnam Street Partners, L.P. is U.S. Bank Place, Suite 4930, 601 Second Avenue South, Minneapolis, Minnesota 55402.

         (c) Farnam Street Partners, L.P. was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities.

         (d) - (e) During the last five years, neither the Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the purchases identified in response to
Item 5(c) was $1,421,574.35. All such purchases were paid for with investment proceeds from various limited partnership interests. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Fund purchased the Securities reported herein as an investment. Although the Fund may have a present intention to purchase additional securities from time to time, depending upon market conditions and their evaluation of the Issuer's business and prospects, they may alternatively determine to decrease or dispose of their investment in securities of the Issuer, whether now owned or hereafter acquired, in privately negotiated or open market transactions, on such terms and at such times as the Fund considers desirable.



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         As of the date hereof, the Fund has no plans or proposals regarding:

                  (i) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its securities;

                  (ii) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

                  (iii) Any change in the present Board of Directors or management of the Issuer (including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

                  (iv) Any material change in the present capitalization or dividend policy of the Issuer;

                  (v) Any other material change in the Issuer's business or corporate structure;

                  (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

                  (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

                  (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (ix) Any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Fund beneficially owns 86,700 shares of the outstanding Common Stock of the Issuer, representing approximately 5.3% of the Common Stock (based upon 1,636,994 shares outstanding on June 30, 1998, as reported in the Issuer's most recent 10-Q filed on August 14, 1998).

         (b) The Fund does not share voting and dispositive power with respect to any shares.














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         (c) Listed below are all transactions effected in the Issuer's Common
Stock by the Fund during the last 60 days:



                                     Number         Price per
                 Trade Date        of Shares         Share
             ------------------------------------------------
                  8/27/98             1,000         $16.015
                  8/31/98             4,000         $16.00375
                  8/31/98             5,000         $15.753
                  9/1/98              1,000         $15.265
                  9/11/98             5,000         $15.378
                  9/15/98             1,500         $15.51
                  9/16/98             6,000         $15.3775
                  9/24/98             1,600         $15.94688
                  9/25/98             1,000         $16.015
                  9/28/98             3,000         $17.005
                  9/30/98             6,000         $16.7421

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Fund, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1998                 FARNAM STREET PARTNERS, L.P.
                                       BY: FARNAM STREET CAPITAL, INC.,
                                           General Partner



                                       By    /s/ Raymond E. Cabillot
                                         ---------------------------------
                                                Raymond E. Cabillot,
                                                Chief Executive Officer








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